SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI to Deliver Contactless Solutions for More than Ten Million Payment
Cards in 2005 in the US

OTI to Present its Contactless Payments Solutions Supporting Major Financial Institutions
at the Cartes 2005 Show in Paris, November 15-17

Fort Lee, NJ – November 15, 2005 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, announced that it will deliver contactless solutions for more than ten (10) million contactless payment cards to the growing contactless payment market in the US by the end of the year.

OTI’s contactless solution provides card manufacturers and financial institutions with a superior solution providing additional security, reliability and cost effective way to bring secure contactless solutions to the market. OTI’s inlay solution provides high card durability. OTI’s Hercules operating system and contactless products and technology enables a robust solution that meets the stringent security requirements of the payments industry, while also providing the speed and convenience that is essential in contactless transactions. These solutions have been successfully integrated with major card manufactures in the US.

“Our contactless solution provides issuers with a cost effective, reliable and secure way to implement contactless cards. The advancements in the field are exciting and give further validation to the strength of our company. We are geared up to support contactless payment programs with production capacity of six million units per month starting the second half of 2006,” said Oded Bashan, President and CEO of OTI.

OTI will be demonstrating its solutions in the Cartes 2005 Annual Conference and Exhibition on November 15-17 at the Paris-Nord Villepinte Exhibition Center in Paris, France.

In Booth 4 M 80, OTI will demonstrate its range of smart card solutions with special focus on Payment – cashless solutions for small ticket items including variety card solutions supporting card and reader solutions, and SmartID – Homeland security solutions including national ID cards, e-passports and medical cards.

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and OTI’s ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	David Pasquale/Denise Roche
Director of Corporate Communications	5W Public Relations	The Ruth Group
201 944 5200 ext. 111	212 999 5585	646 536 7006/8
galit@otiglobal.com	ahandelsman@5wpr.com	dpasquale@theruthgroup.com
droche@theruthgroup.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 15th, 2005